Final Term Sheet

February 15, 2016

Filed Pursuant to Rule 433

Registration Nos. 333-202619

and 333-202619-01

CARNIVAL CORPORATION

FINAL TERM SHEET

Dated: February 15, 2016

1.625% Senior Notes Due 2021

Issuer:	Carnival Corporation (the “Company”)

Guarantor:	Carnival plc

Security:	1.625% Senior Notes Due 2021

Expected Ratings:	Baa1 (stable) / BBB+ (stable) (Moody’s/S&P)

Size:	€ 500,000,000

Format:	SEC Registered

Maturity:	February 22, 2021

Coupon:	1.625% per year, accruing from February 22, 2016

Coupon Payment Dates:	February 22, commencing on February 22, 2017, and every year thereafter up to and including the maturity date

Mid-Swaps:	0.067%

Spread to Mid-Swaps:	+160 basis points

Re-offer Yield to Maturity (annual):	1.667%

Benchmark Government Security:	0.25% OBL due OCT, 2020

Benchmark Government Security Price and Yield:	102.870%; -0.359%

Day Count Convention:	Actual/Actual (ICMA)

Spread to Benchmark Government Security:	+202.6 basis points

Optional Redemption:	As a whole at any time or in part from time to time, at the Company’s option, at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments, as defined in the Final Prospectus, discounted to the redemption date, on an annual basis, at the Comparable Government Bond Rate, as defined in the Final Prospectus, plus 30 basis points, plus, in each case, accrued interest to the date of redemption that has not been paid.

Payment of Additional Interest:	Yes, as provided in the Final Prospectus

Redemption for Tax Reasons:	Yes, as provided in the Final Prospectus.

Change of Control Provisions:	If a Change of Control, as defined in the Final Prospectus, occurs that is accompanied by a Rating Downgrade, as defined in the Final Prospectus with respect to the Securities, and the rating of the Securities is not subsequently upgraded within the Change of Control Period, as defined in the Final Prospectus, the Company will be required to make an offer to purchase the Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Listing:	The Company intends to apply to list the Securities on the New York Stock Exchange.

Price to Public:	99.800%

Denominations:	Minimum of €100,000 and integral multiples of €1,000 in excess of €100,000

Trade Date:	February 15, 2016

Settlement Date; Settlement and Trading:	February 22, 2016, through the facilities of Euroclear Bank S.A/N.V., as operator of the Euroclear System, and Clearstream Banking S.A.

ISIN / Common Code:	XS1319820624 / 131982062

Joint Book-Running Managers:	BNP Paribas J.P. Morgan Securities plc Lloyds Bank plc Merrill Lynch International Mizuho International plc Société Générale

Co-Managers:

Australia and New Zealand Banking Group Limited

Deutsche Bank AG, London Branch

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities International plc

RBC Europe Limited

The Royal Bank of Scotland plc

SMBC Nikko Capital Markets Limited

UBS Limited

Wells Fargo Securities International Limited

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, Carnival plc, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas collect at +44 (0)20-7595-8222, J.P. Morgan Securities plc collect at +44 (0)207-134-2468, Lloyds Bank plc collect at +44 (0)20-7158-2081, Merrill Lynch International toll-free at 1-800-294-1322, Mizuho International plc toll-free at 1-866-271-7403 and Société Générale collect at +44 (0)20-7676-7618.